# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



| | |
|---|---|
| **<u>Credit Suisse First Boston Mortgage Securities Corp.</u>** | **<u>0000802106</u>** |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |
| **<u>Form 8-K, October 9, 2003 Home Equity Pass-Through Certificates, Series 2003-6</u>** | **<u>333-100669</u>** |
| Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report) | SEC File Number, if available |

Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ____________________
Name: John Graham
Title: Vice President

Dated: October 9, 2003

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

**FICO Score** Note: Cells in red font are calculations

**Collateral Cuts for Second Liens**

| FICO | Total Balance Amount | % | LTV | Adjusted Balance[1] Amount | %[2] | WA LTV | WA DTI | WA FICO | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 – 499.99 | | 0.00% | > 85.0 | | 0.00% | | | | | | | |
| 500 – 549.99 | | 0.00% | > 85.0 | | 0.00% | | | | | | | |
| 550 – 574.99 | | 0.00% | > 85.0 | | 0.00% | | | | | | | |
| 575 – 599.99 | | 0.00% | > 85.0 | | 0.00% | | | | | | | |
| 600 – 619.99 | | 0.00% | > 90.0 | | 0.00% | | | | | | | |
| 620 – 649.99 | 25,833,528.48 | 12.41% | > 90.0 | 21,115,898.16 | 10.14% | 96.36 | 40.31 | 642 | 85.07 | 94.44 | 37.99 | 26.87 |
| 650 – 679.99 | 51,006,492.43 | 24.49% | > 95.0 | 33,072,506.21 | 15.88% | 95.89 | 40.14 | 665 | 83.43 | 93.88 | 31.62 | 21.03 |
| 680 – 699.99 | 31,179,904.60 | 14.97% | > 95.0 | 19,101,149.51 | 9.17% | 95.36 | 39.38 | 690 | 82.04 | 92.80 | 35.77 | 22.89 |
| 700 + | 100,227,692.36 | 48.13% | > 95.0 | 58,177,357.37 | 27.94% | 93.60 | 36.19 | 739 | 85.36 | 90.66 | 44.23 | 21.69 |
| TOTAL POOL | 208,247,617.87 | 100.00% | | 131,466,911.25 | 63.13% | 94.77 | 38.15 | 702 | 84.35 | 92.24 | 39.10 | 22.35 |

**Debt To Income (DTI) Ratio**

| DTI | Total Balance | | FICO | Adjusted Balance[1] Amount | %[2] | WA LTV | WA DTI | WA FICO | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| < 20.00 | 30,800,215.82 | 14.79% | < 640 | 1,042,039.13 | 0.50% | 91.63 | 15.66 | 705 | 82.91 | 87.63 | 12.91 | 19.97 |
| 20.001 – 25.00 | 9,588,469.80 | 4.60% | < 640 | 136,542.96 | 0.07% | 93.01 | 23.03 | 722 | 86.50 | 88.71 | 57.40 | 30.39 |
| 25.001 – 30.00 | 16,360,770.77 | 7.86% | < 650 | 1,244,788.96 | 0.60% | 93.52 | 27.80 | 719 | 84.57 | 89.93 | 49.45 | 24.64 |
| 30.001 – 35.00 | 23,625,775.79 | 11.35% | < 660 | 3,790,909.45 | 1.82% | 93.50 | 32.72 | 710 | 86.31 | 91.61 | 49.91 | 23.32 |
| 35.001 – 40.00 | 36,585,057.00 | 17.57% | < 670 | 8,953,844.66 | 4.30% | 96.07 | 37.93 | 705 | 82.01 | 91.33 | 45.50 | 17.70 |
| 40.001 – 45.00 | 56,684,534.24 | 27.22% | < 680 | 26,304,304.73 | 12.63% | 96.28 | 42.81 | 692 | 85.68 | 94.10 | 32.41 | 19.26 |
| 45.001 – 50.00 | 29,517,367.72 | 14.17% | < 690 | 15,799,627.45 | 7.59% | 95.66 | 47.70 | 691 | 83.74 | 96.98 | 44.70 | 29.66 |
| 50.001 – 55.00 | 4,991,964.28 | 2.40% | < 700 | 3,494,284.37 | 1.68% | 95.56 | 51.86 | 686 | 84.63 | 95.33 | 76.64 | 34.42 |
| 55.01 | 93,462.45 | 0.04% | < 700 | 39,958.19 | 0.02% | 89.59 | 56.33 | 708 | 100.00 | 100.00 | 25.15 | 74.85 |
| TOTAL POOL | 208,247,617.87 | 100.00% | | 60,806,299.90 | 29.20% | 94.77 | 38.15 | 702 | 84.35 | 92.24 | 39.10 | 22.35 |

**Loan To Value (LTV) Ratio**

| LTV | Total Balance Amount | % | DTI | Adjusted Balance[1] Amount | %[2] | WA LTV | WA DTI | WA FICO | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| < 69.99 | 7,192,974.89 | 3.45% | > 50 | 246,000.00 | 0.12% | 51.71 | 33.28 | 732 | 93.00 | 93.05 | 25.73 | 85.31 |
| 70 – 79.99 | 6,359,924.70 | 3.05% | > 50 | 80,000.00 | 0.04% | 76.30 | 36.80 | 714 | 90.72 | 95.51 | 21.28 | 80.09 |
| 80 – 84.99 | 5,038,148.60 | 2.42% | > 50 | - | 0.00% | 82.78 | 36.70 | 704 | 89.95 | 92.65 | 26.77 | 74.45 |
| 85 – 89.99 | 11,050,805.89 | 5.31% | > 50 | 175,426.45 | 0.08% | 88.01 | 34.12 | 708 | 89.87 | 87.99 | 46.79 | 51.42 |
| 90 – 94.99 | 26,376,260.32 | 12.67% | > 50 | 511,349.91 | 0.25% | 91.37 | 36.44 | 704 | 78.75 | 75.99 | 35.40 | 24.27 |
| 95 – 99.99 | 40,263,551.70 | 19.33% | > 50 | 1,109,332.94 | 0.53% | 96.39 | 37.57 | 702 | 80.83 | 88.42 | 43.04 | 22.30 |
| 100 | 111,965,951.77 | 53.77% | > 50 | 2,963,317.43 | 1.42% | 100.00 | 39.51 | 697 | 85.22 | 97.60 | 40.22 | 9.38 |
| TOTAL POOL | 208,247,617.87 | 100.00% | | 5,085,426.73 | 2.44% | 94.77 | 38.15 | 702 | 84.35 | 92.24 | 39.10 | 22.35 |

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

## Principal Balance

| Scheduled Principal Balance | Total Balance Amount | % | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|
| 0 – $50,999 | 108,292,239.34 | 52.00% | 702 | 95.47 | 37.33 | 83.86 | 88.80 | 18.09 | 46.88 |
| $51 – $200,999 | 96,824,331.80 | 46.49% | 700 | 94.38 | 39.20 | 84.40 | 95.83 | 26.05 | 31.02 |
| $201 – $300,999 | 1,011,033.33 | 0.49% | 697 | 79.36 | 41.62 | 100.00 | 100.00 | 100.00 | 21.59 |
| $301 – $400,999 | 2,120,013.40 | 1.02% | 707 | 83.59 | 15.29 | 100.00 | 100.00 | 33.91 | 18.87 |
| $401 – $500,999 | | 0.00% | | | | | | | |
| $501 – $600,999 | | 0.00% | | | | | | | |
| $601 – $700,999 | | 0.00% | | | | | | | |
| $701 – $800,999 | | 0.00% | | | | | | | |
| $801 – $900,999 | | 0.00% | | | | | | | |
| $901 – $1,000,999 | | 0.00% | | | | | | | |
| >$1000K | | 0.00% | | | | | | | |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 | 39.10 |

Principal Balance: Average 41,586.09 Min: 9,600.00 Max: 400,000.00

## Documentation Type

| Documentation Type | Total Balance Amount | % | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|
| Full Doc | 81,427,288.99 | 39.10% | 708 | 95.66 | 37.44 | 84.57 | 91.14 | 19.62 |
| Stated Doc | 40,556,918.25 | 19.48% | 688 | 97.69 | 39.10 | 81.40 | 95.40 | 12.20 |
| Limited Doc | 77,569,028.24 | 37.25% | 699 | 93.39 | 39.07 | 85.41 | 91.63 | 27.60 |
| NINA | 8,694,382.39 | 4.18% | 725 | 84.98 | 27.69 | 86.63 | 93.20 | 48.41 |
| Other | | 0.00% | | | | | | |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 |

## Property Type

| Property Type | Total Balance Amount | % | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|
| Single Family | 144,553,364.97 | 69.41% | 703 | 94.24 | 38.23 | 94.93 | 26.88 | 39.14 |
| PUD | 31,109,092.60 | 14.94% | 698 | 96.36 | 37.62 | 88.97 | 11.69 | 39.50 |
| Townhouse | | 0.00% | | | | | | |
| 2 – 4 Family | 15,628,229.86 | 7.50% | 700 | 94.05 | 37.94 | 70.99 | 12.78 | 27.79 |
| Condo | 16,956,930.44 | 8.14% | 700 | 96.99 | 38.57 | 94.88 | 12.11 | 48.49 |
| Manufactured | | 0.00% | | | | | | |
| Other | | 0.00% | | | | | | |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 92.24 | 22.35 | 39.10 |

## Primary Mortgage Insurance

| Mortgage Insurance | Total Balance Amount | %[2] | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc | Is MI down to 60 LTV |
|---|---|---|---|---|---|---|---|---|---|
| Loans >80 LTV w/MI | - | #DIV/0! | | | | | | | |
| Loans >80 LTV w/o MI | - | #DIV/0! | | | | | | | |
| Other | - | #DIV/0! | | | | | | | |
| TOTAL | - | #DIV/0! | | | | | | | |

## Loan Purpose

| Loan Purpose | Total Balance | | WA. FICO | WA. LTV | WA. DTI | % SFD/ PUD | % Owner Occ |
|---|---|---|---|---|---|---|---|
| | Amount | % | | | | | |
| Refinance – Cashout | 46,541,480.28 | 22.35% | 701 | 86.62 | 37.71 | 91.30 | 96.23 |
| Purchase | 151,875,454.15 | 72.93% | 702 | 97.45 | 38.41 | 81.95 | 90.83 |
| Refinance – Rate Term | 9,798,800.88 | 4.71% | 695 | 91.84 | 36.38 | 88.54 | 95.20 |
| Other | 31,882.56 | 0.02% | 688 | 100.00 | 44.01 | 100.00 | 100.00 |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 |

## Fixed Vs. Floating Collateral

| Lien Status | Total Balance | | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | Index | Margin |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | %[2] | | | | | | | | |
| Fixed | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 | | |
| Floating | | 0.00% | | | | | | | | |
| 2/28 | | 0.00% | | | | | | | | |
| 3/27 | | 0.00% | | | | | | | | |
| Other | | 0.00% | | | | | | | | |
| TOTAL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 | - | - |

## Lien Status

| Lien Status | Total Balance | | WA. FICO | WA. LTV | WA. DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|
| | Amount | % | | | | | | |
| First Lien | 3,193,764.28 | 1.53% | 732 | 54.70 | 29.62 | 95.46 | 92.80 | 98.28 |
| Second Lien | 205,053,853.59 | 98.47% | 701 | 95.39 | 38.30 | 84.18 | 92.23 | 21.17 |
| Third Lien | - | 0.00% | | | | | | |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 |

## Occupancy Type

| Occupancy Type | Total Balance | | WA. FICO | WA. LTV | WA. DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|
| | Amount | % | | | | | | |
| Primary Residence | 192,085,828.10 | 92.24% | 701 | 95.02 | 38.47 | 85.85 | 100.00 | 23.31 |
| Second Home | 2,042,838.65 | 0.98% | 707 | 91.70 | 35.91 | 88.36 | - | 13.84 |
| Investment | 14,118,951.12 | 6.78% | 709 | 91.73 | 33.91 | 63.43 | - | 10.44 |
| TOTAL POOL | 208,247,617.87 | 100.00% | 702 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 |

## Prepayment Penalty

| Prepayment Charges Term at Origination | Total Balance | | # of Loans | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | %[2] | | | | | | | |
| 0 Months | 138,565,623.10 | 66.54% | 3408 | 711 | 93.18 | 36.55 | 86.55 | 92.04 | 24.68 |
| 6 Months | 1,383,941.53 | 0.66% | 29 | 686 | 91.55 | 39.69 | 77.88 | 82.83 | 24.87 |
| 12 Months | 13,810,536.21 | 6.63% | 272 | 690 | 96.93 | 39.03 | 75.94 | 88.31 | 11.20 |
| 24 Months | 17,322,913.30 | 8.32% | 389 | 677 | 99.00 | 43.24 | 69.76 | 98.67 | 19.01 |
| 36 Months | 31,665,480.35 | 15.21% | 785 | 683 | 98.12 | 40.88 | 85.17 | 91.15 | 16.22 |
| 60 Months | 4,730,972.75 | 2.27% | 124 | 684 | 98.75 | 42.21 | 92.35 | 95.94 | 34.61 |
| Other - 3,18,30 Months | 768,150.63 | 0.37% | 12 | 676 | 88.21 | 42.03 | 97.43 | 91.94 | 50.17 |
| TOTAL | 208,247,617.87 | 100.00% | 5019 | 702.00 | 94.77 | 38.15 | 84.35 | 92.24 | 22.35 |

## Section 32 Loans

| | Total Balance | | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|
| | Amount | %[2] | | | | | | |
| Section 32 Loans | - | #DIV/0! | | | | | | |
| Total | - | #DIV/0! | | | | | | |

## GA % and Top 5 States

| State | % |
|---|---|
| Georgia | 0.53 |
| California | 41.84 |
| Nevada | 5.00 |
| New York | 4.20 |
| Arizona | 3.67 |
| Florida | 3.58 |

## Top 5 Originators

| Originator | % |
|---|---|
| Accredited Home Lenders Inc. | 12.96 |
| E-Loan, Inc. | 11.41 |
| US Bank NA | 9.98 |
| Fieldstone Mortgage Company | 6.16 |
| Fremont Investment & Loan | 5.92 |

## Servicer

| Servicer | % |
|---|---|
| Wilshire | 68.13 |
| Ocwen | 31.87 |

## STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses. Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

| | Breakeven CDR | | | Cumulative Losses | | |
|---|---|---|---|---|---|---|
| | 25 CPR | 40 CPR | 60 CPR | 25 CPR | 40 CPR | 60 CPR |
| AA | | | | | | |
| A | | | | | | |
| BBB | | | | | | |
| BBB- | | | | | | |

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

| | Multiple of Default Ramp | | | Cumulative Losses | | |
|---|---|---|---|---|---|---|
| | 25 CPR | 40 CPR | 60 CPR | 25 CPR | 40 CPR | 60 CPR |
| AA | | | | | | |
| A | | | | | | |
| BBB | | | | | | |
| BBB- | | | | | | |

# DERIVED INFORMATION [10/08/03]

## *HEMT Series 2003-6*

Credit Suisse First Boston Mortgage Securities Corp.
*Depositor*

JPMorgan Chase Bank
*Trustee*

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

## *Statistical Collateral Summary – Group 1*

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 10/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

| | | Min | Max |
|---|---|---|---|
| Total Number of Loans | 3,928 | | |
| Total Outstanding Loan Balance | 133,643,276.82 | | |
| Average Loan Current Balance | 34,023.24 | 7,255.63 | 155,000.00 |
| Weighted Average Combined LTV | 94.85 | | |
| Weighted Average Coupon | 9.71 | | |
| Weighted Average FICO (Non-Zero) | 703 | | |
| Weighted Average Age (Months) | 5 | | |
| % Prepayment Penalties | 30.89% | | |
| % Fixed Rate | 100% | | |
| % Second Liens | 97.70% | | |

| Current Rate | | Loan Count | Balance | % |
|---|---|---|---|---|
| | 5.501 - 6.000 | 5 | 183,828 | 0.14 |
| | 6.001 - 6.500 | 32 | 1,945,162 | 1.46 |
| | 6.501 - 7.000 | 128 | 6,018,534 | 4.50 |
| | 7.001 - 7.500 | 370 | 12,279,671 | 9.19 |
| | 7.501 - 8.000 | 465 | 14,169,644 | 10.60 |
| | 8.001 - 8.500 | 342 | 11,401,074 | 8.53 |
| | 8.501 - 9.000 | 354 | 12,042,404 | 9.01 |
| | 9.001 - 9.500 | 231 | 7,872,733 | 5.89 |
| | 9.501 - 10.000 | 278 | 9,799,661 | 7.33 |
| | 10.001 - 10.500 | 350 | 12,153,591 | 9.09 |
| | 10.501 - 11.000 | 299 | 11,340,750 | 8.49 |
| | 11.001 - 11.500 | 181 | 6,696,510 | 5.01 |
| | 11.501 - 12.000 | 258 | 8,671,828 | 6.49 |
| | 12.001 - 12.500 | 433 | 13,218,167 | 9.89 |
| | 12.501 - 13.000 | 170 | 5,084,285 | 3.80 |
| | 13.001 - 13.500 | 11 | 265,171 | 0.20 |
| | 13.501 - 14.000 | 18 | 437,013 | 0.33 |
| | 14.001 - 14.500 | 1 | 20,250 | 0.02 |
| | 14.501 - 15.000 | 1 | 17,255 | 0.01 |
| | 15.501 - 16.000 | 1 | 25,747 | 0.02 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| FICO | 626 - 650 | 508 | 17,248,669 | 12.91 |
| | 651 - 675 | 799 | 26,659,061 | 19.95 |
| | 676 - 700 | 690 | 24,589,453 | 18.40 |
| | 701 - 725 | 650 | 22,613,820 | 16.92 |
| | 726 - 750 | 584 | 19,363,709 | 14.49 |
| | 751 - 775 | 452 | 14,946,934 | 11.18 |
| | 776 - 800 | 207 | 6,821,505 | 5.10 |
| | 801 - 825 | 36 | 1,300,127 | 0.97 |
| | 826 - 850 | 2 | 100,000 | 0.07 |
| | **Total:** | **3,928** | **133,643,277** | **100.00** |

| Scheduled Balance | | Loan Count | Balance | % |
|---|---|---|---|---|
| | 0.01 - 25,000.00 | 1348 | 25,511,987 | 19.09 |
| | 25,000.01 - 50,000.00 | 1974 | 70,462,311 | 52.72 |
| | 50,000.01 - 75,000.00 | 549 | 32,084,454 | 24.01 |
| | 75,000.01 - 100,000.00 | 45 | 4,000,706 | 2.99 |
| | 100,000.01 - 125,000.00 | 4 | 459,950 | 0.34 |
| | 125,000.01 - 150,000.00 | 7 | 968,868 | 0.72 |
| | 150,000.01 - 175,000.00 | 1 | 155,000 | 0.12 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| Original Term | | Loan Count | Balance | % |
|---|---|---|---|---|
| | <= 60 | 141 | 3,791,015.09 | 2.84 |
| | 61 - 120 | 605 | 16,758,252.68 | 12.54 |
| | 121 - 180 | 2,214 | 76,787,104.19 | 57.45 |
| | 181 - 240 | 552 | 19,174,434.53 | 14.35 |
| | 301 - 360 | 416 | 17,132,470.33 | 12.82 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| Combined LTV | | Loan Count | Balance | % |
|---|---|---|---|---|
| | 0.01 - 10.00 | 3 | 62,000.00 | 0.05 |
| | 10.01 - 20.00 | 8 | 339,893.68 | 0.25 |
| | 20.01 - 30.00 | 7 | 332,427.86 | 0.25 |
| | 30.01 - 40.00 | 18 | 825,146.02 | 0.62 |
| | 40.01 - 50.00 | 22 | 1,171,086.97 | 0.88 |
| | 50.01 - 60.00 | 24 | 1,423,955.28 | 1.07 |
| | 60.01 - 70.00 | 39 | 1,993,180.94 | 1.49 |
| | 70.01 - 80.00 | 68 | 3,047,580.70 | 2.28 |
| | 80.01 - 90.00 | 565 | 15,623,883.81 | 11.69 |
| | 90.01 - 95.00 | 721 | 21,899,889.14 | 16.39 |
| | 95.01 - 100.00 | 2,453 | 86,924,232.42 | 65.04 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| Documentation Type | | Loan Count | Balance | % |
|---|---|---|---|---|
| | Full/Alt | 1,825 | 56,509,989.75 | 42.28 |
| | NINA | 135 | 5,460,377.92 | 4.09 |
| | Reduced | 1,211 | 44,867,249.28 | 33.57 |
| | Stated/Stated | 757 | 26,805,659.87 | 20.06 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| Occupancy Status | | Loan Count | Balance | % |
|---|---|---|---|---|
| | Investment | 479 | 11,990,799.16 | 8.97 |
| | Primary | 3,414 | 120,707,516.15 | 90.32 |
| | Secondary | 35 | 944,961.51 | 0.71 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| State | California | 997 | 41,966,320.68 | 31.40 |
| | Nevada | 260 | 8,008,443.92 | 5.99 |
| | Arizona | 224 | 5,872,941.72 | 4.39 |
| | Minnesota | 173 | 5,638,420.17 | 4.22 |
| | Florida | 168 | 5,371,343.11 | 4.02 |
| | New York | 112 | 4,997,836.20 | 3.74 |
| | Washington | 143 | 4,865,162.70 | 3.64 |
| | Texas | 189 | 4,854,169.73 | 3.63 |
| | New Jersey | 101 | 4,569,541.66 | 3.42 |
| | Virginia | 122 | 4,496,414.35 | 3.36 |
| | Illinois | 138 | 4,422,302.99 | 3.31 |
| | Oregon | 102 | 3,373,962.46 | 2.52 |
| | Missouri | 115 | 3,275,339.87 | 2.45 |
| | Colorado | 96 | 3,266,077.23 | 2.44 |
| | Maryland | 85 | 3,109,445.34 | 2.33 |
| | Other | 903 | 25,555,554.69 | 19.12 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| Purpose | Construction/Permanent | 1 | 31,882.56 | 0.02 |
| | Purchase | 2,994 | 98,396,145.45 | 73.63 |
| | Refinance - Cashout | 723 | 29,256,367.39 | 21.89 |
| | Refinance - Rate Term | 210 | 5,958,881.42 | 4.46 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| Property Type | 2 - 4 Family | 308 | 12,359,260.80 | 9.25 |
| | Condominium | 377 | 12,723,543.81 | 9.52 |
| | PUD | 557 | 18,456,284.62 | 13.81 |
| | Single Family Residence | 2,686 | 90,104,187.59 | 67.42 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| Lien Position | 1 | 54 | 3,118,764.28 | 2.33 |
| | 2 | 3,874 | 130,524,512.54 | 97.67 |
| | **Total:** | **3,928** | **133,643,276.82** | **100.00** |